David Lubin & Associates, PLLC

108 S. Franklin Avenue

Valley Stream, New York 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

david@dlubinassociates.com

August 21, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mara L. Ransom, Assistant Director

  Re: Language Arts Corp.

  Preliminary Information Statement on Schedule 14C

  Filed on July 31, 2014

  File Number 333-189030

Dear Mrs. Ransom:

On behalf of Language Arts Corp. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") an amendment to the preliminary information statement on Schedule 14C (the "Amendment”) in response to the Commission's comment letter, dated August 21, 2014, with reference to the Company’s information statement on Schedule 14C (the “Registration Statement”) filed with the Commission on July 31, 2014.

In addition to the Amendment, the Company responds to the Commission's comments as follows:

General

1. The disclosure in the Amendment has been revised in accordance with the comments of the Commission to clarify what approvals and authorizations are referred to in the Amendment. As provided in the Amendment, when the Company and Mr. Dickson execute an agreement for the shares of FLASR Inc., the Company will file a Current Report on Form 8-K disclosing the material terms of the agreement. Please note that the Company does not need to increase the authorized share capital of the Company to issue Mr. Dickson shares, as the Company has sufficient authorized share capital for the proposed acquisition; the proposed increase is not a condition to the proposed acquisition.

Reason for the Amendment

2. As stated in the Amendment and in the response above, the Company has sufficient shares to issue to Mr. Dickson if the parties proceed to executing an agreement for the shares of FLASR No draft of a definitive agreement with respect to the acquisition has been exchanged between the parties and no work or even setting of a time table has begun with respect to such a draft. It is difficult to understand how Instruction A could apply to a transaction which is not even the subject of a letter of intent, let alone a definitive agreement between the parties.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment, as well as the attached letter as requested. Please address any further questions or comments to the undersigned at the above-referenced telephone and email address. Thank you very much.

Very truly yours,

	By	/s/ David Lubin
David Lubin

cc: Everett Dickson

1

LANGUAGE ARTS CORP.

1075 Peachtree Street NE, Suite 3650

Atlanta, GA 30309

August 21, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Language Arts Corp.

Preliminary Information Statement on Schedule 14C

Filed on July 31, 2014

File Number 333-189030

Gentlemen:

In connection with its response to the Securities and Exchange Commission's comment letter, dated August 21, 2014 with reference to the information statement on Schedule 14C filed by Language Arts Corp. (the “Company”), the undersigned hereby acknowledges the following:

1. The action of the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

2. Comments of the Commission or the staff, acting pursuant to delegated authority, or changes to disclosure in response to Commission or staff comments, do not foreclose the Commission from taking any action with respect to the filing.

3. The Company may not assert the comments of the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

Very truly yours,

	By:	/s/ Everett Dickson
Everett Dickson
President, Chief Executive Officer, Chief Financial Officer, Secretary and Director (principal executive officer, principal financial officer and principal accounting officer)
cc: David Lubin, Esq.